

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 13, 2008

Mr. Dian Min Ma, CEO
China Ruitai International Holdings Co., LTD.
Wenyang Town
Feicheng City
Shandong, CHINA 271603

RE: China Ruitai International Holdings Co., LTD
File No. 0-4494
December 31, 2007 Form 10-KSB

Dear Mr. Dian Min Ma:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief